EXHIBIT 99.1

News Release

For Immediate Release	Date: April 24, 2025
25-12-TR

Teck Reports Voting Results from Annual Meeting of Shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual Meeting of Shareholders held on Thursday, April 24, 2025 (the “Meeting”). A total of 6,360,548 Class A common shares and 376,975,192 Class B subordinate voting shares were voted at the Meeting, representing 80.77% of the votes attached to all outstanding shares. Shareholder voting results are set out below.

1.	Shareholders elected 11 directors, as follows:

Director	Votes in Favour (#)	Votes Against (#)	Votes in Favour (%)
A.J. Balhuizen	988,246,034	1,849,386	99.81
J.K. Gowans	977,858,085	12,236,992	98.76
N.B. Keevil, III	986,832,768	3,262,615	99.67
C.E. McLeod-Seltzer	981,328,907	8,766,470	99.11
S.A. Murray	987,172,872	2,922,503	99.70
U.M. Power	981,187,600	8,907,785	99.10
J.H. Price	988,425,489	1,669,895	99.83
P.G. Schiodtz	978,001,747	2,093,635	98.78
T.R. Snider	984,657,051	5,438,330	99.45
S.A. Strunk	958,817,924	31,277,459	96.84
Y. Yamato	988,557,385	1,538,002	99.84

2.	Shareholders voted to re-appoint PricewaterhouseCoopers LLP as auditor of Teck, with 96.23% of all votes cast in favour.

3.	Shareholders voted to approve the advisory resolution on Teck’s approach to executive compensation as described in the Circular, with 98.46 % of all votes cast in favour.

Detailed voting results for the Meeting will be available on SEDAR+ at www.sedarplus.ca. Further information about Teck’s directors, corporate governance, and executive compensation practices are available in the management information circular for the Meeting, which is available under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov), and on www.Teck.com/reports along with our 2024 Annual and Sustainability Reports.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com